SUB-ITEM 77G

                   DEFAULTS AND ARREARS ON SENIOR SECURITIES



On 9/28/98 Acme Metals Inc. defaulted and remains in default thru 10/31/00 on a 10.875% senior security with a 12/15/07 maturity purchased by AIM Global Income Fund and AIM Strategic Income Fund (the "Portfolios"). The nature of the default was due to the Voluntary Chapter 11 bankruptcy of Acme Metals Inc. There were 438 bonds held by AIM Global Income Fund with a $1,000 face value of $438,000 and 780 bonds held by AIM Strategic Income Fund with a $1,000 face value of $780,000. The total face amount of defaulted securities that are held by both Portfolios is $1,218,000.

On 5/15/00 Glenoit defaulted and remains in default thru 10/31/00 on an 11% senior security with a 4/15/07 maturity purchased by AIM Global Income Fund. The nature of the default was the filing of the pre-packaged bankruptcy plan of Glenoit. There were 380 bonds held by AIM Global Income Fund with a $1,000 face value of $380,000.